UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Virtus Investment Partners, Inc.
(Name of Issuer)
(Title of Class of Securities)
92828Q109
(CUSIP Number)
July 29, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 92828Q109

1	NAME OF REPORTING PERSON Brown Advisory Incorporated ("BA Inc.") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2112409
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BA, Inc. is a Maryland Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 437,418
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 443,579
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,579
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.37%
12	TYPE OF REPORTING PERSON HC (Control Entity)

CUSIP No.: 92828Q109

1	NAME OF REPORTING PERSON Brown Investment Advisory & Trust Company ("BIATC") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-1811121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BIATC is a Maryland Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,711
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,897
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,897
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON BK (Bank)

CUSIP No.: 92828Q109

1	NAME OF REPORTING PERSON Brown Advisory LLC ("BA,LLC") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-0680642
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BA LLC is a Maryland Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 428,523
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 431,919
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,919
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.23%
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP No.: 92828Q109

1	NAME OF REPORTING PERSON Highmount Capital LLC ("Highmount") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 75-3001949
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Highmount Capital LLC is a Massachusetts Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,579
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,579
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP No.: 92828Q109
ITEM 1(a).	NAME OF ISSUER: Virtus Investment Partners, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 100 PEARL STREET 9TH FLOOR HARTFORD CT 06103
ITEM 2(a).	NAME OF PERSON FILING: Brown Advisory Incorporated ("BA Inc.") Brown Investment Advisory & Trust Company ("BIATC") Brown Advisory LLC ("BA,LLC") Highmount Capital LLC ("Highmount")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 901 South Bond Street, Ste. 400 Baltimore, MD 21231
ITEM 2(c).	CITIZENSHIP: BA, Inc. is a Maryland Corporation BIATC is a Maryland Company BA LLC is a Maryland Limited Liability Company Highmount Capital LLC is a Massachusetts Limited Liability Company
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
ITEM 2(e).	CUSIP NUMBER: 92828Q109
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [X]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
Brown Advisory Incorporated ("BA Inc.") is a parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

Brown Investment Advisory & Trust Company ("BIATC") is a bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

Brown Advisory LLC ("BA,LLC") is an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

Highmount Capital LLC ("Highmount") is an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
443,579
(b) Percent of class:
5.37%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Brown Advisory Incorporated ("BA Inc.") - 437,418 Brown Investment Advisory & Trust Company ("BIATC") - 7,711 Brown Advisory LLC ("BA,LLC") - 428,523 Highmount Capital LLC ("Highmount") - 2,579
(ii) shared power to vote or to direct the vote:
Brown Advisory Incorporated ("BA Inc.") - 0 Brown Investment Advisory & Trust Company ("BIATC") - 0 Brown Advisory LLC ("BA,LLC") - 0 Highmount Capital LLC ("Highmount") - 0
(iii) sole power to dispose or direct the disposition of:
Brown Advisory Incorporated ("BA Inc.") - 0 Brown Investment Advisory & Trust Company ("BIATC") - 0 Brown Advisory LLC ("BA,LLC") - 0 Highmount Capital LLC ("Highmount") - 0
(iv) shared power to dispose or to direct the disposition of:
Brown Advisory Incorporated ("BA Inc.") - 443,579 Brown Investment Advisory & Trust Company ("BIATC") - 7,897 Brown Advisory LLC ("BA,LLC") - 431,919 Highmount Capital LLC ("Highmount") - 2,579
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The total securities being reported are beneficially owned by investment companies and other managed accounts of direct/indirect subsidiaries of BA, Inc. (listed above). These subsidiaries may be deemed to be beneficial owners of the reported securities because applicable investment advisory contracts provide voting and/or investment power over securities.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Brown Advisory Incorporated (BA, Inc.) is a parent holding company filing this schedule on behalf of the following subsidiaries pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934:

Brown Advisory, LLC (BA, LLC) IA (Investment Adviser)
Brown Investment Advisory & Trust Company (BIATC) BK (Bank)
Highmount Capital LLC ("Highmount") - IA (Investment Adviser)

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 92828Q109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 09 2016	Brown Advisory Incorporated ("BA Inc.") By: Brett D. Rogers Name: Brett D. Rogers Title: Chief Compliance Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 92828Q109
Joint Filing Agreement
Party signing this filing agrees that this statement is submitted as a joint filing on behalf of the undersigned:

Brown Advisory Incorporated ("BA, Inc.) Controlling Entity
Brown Advisory, LLC ("BA, LLC")
Brown Investment Advisory & Trust Company ("BIATC")
Highmount Capital LLC ("Highmount")